1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
November 10, 2022	ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Equity Series (the “Registrant”)
Files Nos. 333-164077; 811-22375

Dear Ms. Dubey:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 90 (“PEA 90”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 92 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on August 26, 2022. PEA 90 was filed to register Institutional Class, Administrative Class and Class A shares of PIMCO REALPATH® Blend 2065 Fund (the “Fund”), a new series of the Registrant. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 90.

Prospectus

Comment 1: Please address the following related to the Registrant’s Declaration of Trust (“Declaration of Trust”).

(a)    Please include in the Prospectus a brief description of Section 2 of Article VIII of the Declaration of Trust and state that such provision does not apply to claims arising under the federal securities laws.

(b)    Please include in the Prospectus a brief description of Section 7(b)(vii) of Article VIII of the Declaration of Trust and state that no provision of the Declaration of Trust modifying, restricting or eliminating the duties and liabilities of trustees shall apply to or in any way limit the duties, including applicable state law fiduciary duties of loyalty and care, and liabilities of trustees with respect to matters arising under the federal securities laws.

Response: The Registrant is not aware of any requirement pursuant to Form N-1A to include the requested disclosure in the Fund’s Prospectus. Accordingly, the Registrant respectfully declines to revise the Prospectus in response to this comment.

Comment 2: Footnote 2 to the fee table relates to interest expense. This footnote is neither permitted nor required by Form N-1A. Please move this information out of the summary prospectus. See General Instruction C(3)(b) of Form N-1A.

Response: The Registrant has reviewed this footnote in light of the Staff’s comment and has already consolidated interest expense-related footnotes into a single footnote, consistent with the Staff comment provided to the 2016 annual update of the PIMCO Funds’ registration statement.1 However, the Registrant respectfully declines to delete this footnote in its entirety. The Registrant’s response, set forth below, is the same as the response provided to similar comments to several prior post-effective amendments of PIMCO-advised registrants.2

To the extent the Fund enters into certain investments, such as reverse repurchase agreements or short sales, the Fund incurs interest expense. Interest expense is required to be treated as an expense of the Fund for accounting purposes,3 but the amount of interest expense, if any, will vary from year to year with the Fund’s use of such investments as an investment strategy.

Unlike many other fund complexes, the Fund has a “unified fee” structure wherein the Fund pays two fixed fees to PIMCO in return for required services that PIMCO provides or arranges to provide for the Fund. This unified fee is comprised of the investment advisory fee and supervisory and administrative fee as described in the Fund’s statutory prospectuses and disclosed in the combined Management Fees line item of the fee table. Under the unified fee, PIMCO provides or procures advisory and supervisory and administrative services for shareholders and also bears the costs of various third-party services required by the Fund, including audit, custodial, portfolio accounting, legal, transfer agency and printing costs. As such, the unified fee structure is designed to be an “all-in” fee structure that pays for the fees and costs of all PIMCO and third-party provided services under more or less a fixed fee. Accordingly, the Registrant believes that investors have come to expect a total expense ratio from year to year that is generally fixed.

There are, however, certain expenses the Fund does bear that are not covered under the unified fee structure that may materially impact the total level of expenses that shareholders generally expect to pay under a unified fee structure. One of the few expenses not covered by the unified fee, and thus reflected in the “Other Expenses” line item of the fee table, is the Fund’s interest expense. As interest expense may vary, causing the Fund to disclose a different total expense ratio from year to year, the Registrant believes that failure to include an explanation for this variance may create investor confusion. The Registrant believes explanatory footnotes appropriately placed where they are most likely to be read by investors (i.e., immediately adjacent to the fee table and expense ratio) are helpful and informative for the average investor, not confusing or burdensome.

The Registrant notes that the SEC, in adopting the summary prospectus amendments to Form N-1A, indicated that “[t]he fee table and example are designed to help investors understand the costs of investing in a fund and compare those costs with the costs of other funds” (emphasis added).4 The SEC further stated that the “prospectus summary section is intended to provide investors with streamlined disclosure of key mutual fund information at the front of the statutory prospectus, in a standardized order that facilitates comparisons across funds” (emphasis

[1]

See, e.g., Letter from Adam T. Teufel to Amy Miller, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Funds’ Post-Effective Amendment No. 284, at comment 2 (Aug. 11, 2016).

[2]

See, e.g., Letter from Adam T. Teufel to Anu Dubey, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Funds’ Post-Effective Amendment No. 292, at comment 3 (Nov. 14, 2018).

[3]

See Fin. Accounting Standards Bd. Accounting Standards Codification 946-225-45-3 (requiring investment companies to report interest expense separately when calculating net assets for purposes of the fund’s statement of operations).

[4]	New Disclosure Option for Open-End Management Investment Companies, SEC Rel. No. IC-23065 at 31 (Jun. 1, 1998).

added).5 The Registrant agrees. The primary goal of a statutory prospectus summary section should be to provide clear, concise information to facilitate investor comparison of the Fund with other mutual funds. Without the current fee table footnotes describing the relevant Fund’s interest expense and its effect on the Fund’s expense ratio, the Registrant believes the Fund’s fee table would not adequately facilitate an investor comparison of the Fund’s costs against other mutual funds’ costs as investors will not have the context in which to accurately make such a comparison. Because the Fund has a unique unified fee structure as described above, what comprises “Other Expenses” for the Fund is likely very different from what comprises “Other Expenses” for other mutual funds. Therefore, the impact of “Other Expenses” on the Fund’s total expense ratio from year to year as compared to other mutual funds’ expense ratios is likely to be quite different. For example, because the Fund does not include any routine servicing or administrative expenses under “Other Expenses,” as such expenses are covered by the unified fee, any “Other Expenses” reflect non-routine activities such as interest expense accrued as a result of discretionary investment activities. Since the unified fee structure renders “Other Expenses” a non-routine line item for certain Funds, investors in the relevant Funds have reasonably come to expect that the total expense ratio of the relevant Funds is often the unified fee plus any share class-specific fixed expenses (such as 12b-1 fees). Thus, without the footnotes to explain the non-routine instances where the Fund needs to disclose “Other Expenses,” investors may not understand that the Fund operates under a unified fee structure, as they may mistakenly assume that such “Other Expenses” are expenses that are in fact covered by the unified fee. This is particularly true under the “summary prospectus” paradigm where the statutory prospectus is not required to be sent unless the investor requests it and detailed information about the unified fee structure is only included in the statutory prospectus. Accordingly, the Registrant believes an investor could be unaware of the Fund’s unified fee structure unless the Fund includes explanatory footnotes in the summary prospectus. The Registrant believes deleting these footnotes would cause its fee tables to fall short in meeting the SEC’s objective of providing clear, concise, standardized information to facilitate cost comparisons across different mutual funds because the Registrant’s unified fee structure is unique as compared to most other mutual funds.

Thus, as General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the [Fund] and prospective investors,” the Registrant believes it is “effective communication” within the meaning of the General Instruction to include a limited number of footnotes as part of the table to clearly communicate the nature and amount of the Funds’ interest expense, where applicable, including why interest expense is incurred and that interest expense may vary from year to year (i.e., that it is not a fixed fee or expense, like the other line items in a Fund’s fee table). The Registrant believes the failure to do so may result in investors not otherwise understanding why the Fund’s total expense ratio may differ, sometimes substantially, each year largely as a function of interest expense. Moreover, the inclusion of the interest expense footnotes, in addition to providing clarifying information to investors, does not lengthen the summary section of the statutory prospectus in any meaningful way or otherwise interfere with a concise, plain English presentation of material information to investors. To the contrary, the interest expense footnotes provide helpful, clarifying information for investors.

Comment 3: Confirm that the contractual waiver referenced in footnote 3 to the fee table will be filed as an exhibit to the registration statement.

Response: The Registrant confirms that the applicable expense limitation agreement will be filed as an exhibit to the Fund’s registration statement.

[5]	Id. at 16-17.

Comment 4: For footnote 3 to the fee table, confirm that the date to be inserted will be at least one year from the effective date of the Prospectus. Instruction 3(e) to Item 3 of Form N-1A.

Response: The Registrant confirms that the date through which the expense limitation agreement is effective will be at least one year from the effective date of the Fund’s Prospectus.

Comment 5: In the “Fees and Expenses – Example” section of the summary section of the Prospectus, since the Class A example is listed twice, please clarify the presentation by adding the headings “If you redeem your shares at the end of each period:” and “If you do not redeem your shares:”, respectively.

Response: The disclosure will be revised in an amendment filing.

Comment 6: With respect to the Fund’s Acquired Fund Risk in the summary section of the Prospectus, please consider revising the risk disclosure to specifically note the two levels of expenses to which an investor in the Fund would be subject (i.e., Fund-level expenses and acquired fund-level expenses).

Response: The disclosure will be revised in an amendment filing.

Comment 7: Since Value Investing Risk and Mortgage-Related and Other Asset-Backed Securities Risk are listed as principal risks of the Fund, please add corresponding disclosure in the Fund’s Principal Investment Strategies.

Response: The Fund is expected to invest in various Acquired Funds, including Underlying PIMCO Funds, each of which is subject to its own principal risks by virtue of its respective investment objective and strategies. To the extent the Fund invests in a particular Underlying PIMCO Fund, the Fund may be exposed to the principal risks of that Underlying PIMCO Fund. Accordingly, certain risks included in the Fund’s Principal Risks are principal risks of the Fund due to its potential investment in Underlying PIMCO Funds that are subject to such risks. Because the Fund’s investment in Underlying PIMCO Funds is prominently discussed in its Principal Investment Strategies, no changes to the disclosure have been made in response to this comment.

Comment 8: Convertible Securities Risk is included as a principal risk of the Fund. To the extent that investing in contingent convertible securities (“CoCos”, which are described on page 52) is a principal investment strategy of the Fund, please so disclose in the Principal Investment Strategies and Principal Risks sections of the Prospectus.

Response: Investing in CoCos is not a principal investment strategy of the Fund, so such disclosure will not be added. Please also refer to the response to Comment 7 above.

Comment 9: Please provide supplementally the name of the Fund’s broad-based securities market index.

Response: The Fund’s broad-based securities market index is the S&P Target Date 2065+ Index.

Comment 10: Please update the Prospectus to reflect that the August 19, 2022 compliance date for Rule 18f-4 has passed. For example, see Derivatives Risk on pages 11-12 of the Prospectus.

Response: The disclosure will be revised in an amendment filing.

Comment 11: The “Reductions and Waivers of Initial Sales Charges and CDSCs” section includes the following disclosure:

In addition, investors will not be subject to CDSCs for certain transactions where the Distributor did not pay at the time of purchase the amount it normally would have to the broker-dealer.

Please disclose how an investor would determine eligibility at the time of purchase for a CDSC waiver based on whether the distributor paid an amount to the broker-dealer. See Instruction 1 to Item 12(a) of Form N-1A.

Response: Item 12(a)(2) of Form N-1A requires that a fund “briefly describe any arrangements that result in breakpoints in, or elimination of, sales loads” (emphasis added) and “[i]dentify each class of individuals or transactions to which the arrangements apply and state each different breakpoint as a percentage of both the offering price and the net amount invested.” In adopting this disclosure requirement, the SEC stressed the importance of brevity in disclosing this information, stating that “disclosure regarding breakpoints [and waivers] be brief in order to avoid overwhelming investors with excessively detailed information” and that this form requirement “strike[s] an appropriate balance between providing enhanced disclosure regarding breakpoint discounts [and waivers] and not overwhelming investors with information.”6

The Registrant’s disclosure in this regard is informed by the SEC’s intent in requiring this information be briefly described. The Registrant believes that its existing disclosure, including additional disclosure in the SAI, is appropriately responsive to the above-mentioned disclosure requirement by describing the individuals and transactions to which the listed sales load waivers apply and listing applicable waivers for front-end sales loads and contingent deferred sales charges. Statement of Additional Information

Comment 12: Please update the SAI to reflect that the August 19, 2022 compliance date for Rule 18f-4 has passed. For example, see the second full paragraph on page 75 regarding segregating or earmarking assets.

Response: The disclosure will be revised accordingly.

Comment 13: The “Investment Restrictions—Non-Fundamental Investment Restrictions” section of the SAI states, in relevant part:

With respect to investments in other investment companies by the PIMCO REALPATH® Blend Funds, the Trust takes the position that investments in other investment companies are not considered an investment in a particular industry, and portfolio securities held by other investment companies in which these Funds may invest are not considered to be securities purchased by these Funds for purposes of the Fund’s policy on concentration. With respect to investments in PIMCO RAE Underlying Funds by the PIMCO RAE Funds of Funds, the Trust takes the position that investments in PIMCO RAE Underlying Funds are not considered an investment in a particular industry, and portfolio securities held by a PIMCO RAE Underlying Fund in which the PIMCO RAE Funds of Funds may invest are not considered to be securities purchased by the PIMCO RAE Funds of Funds for purposes of the Trust’s policy on concentration.

[6]	See Disclosure of Breakpoint Discounts by Mutual Funds, SEC Rel. No. IC-26464 (June 14, 2004).

Please revise the disclosure to state that the PIMCO funds of funds consider the portfolio holdings of all underlying funds in which such funds of funds invest for purposes of the funds of funds’ concentration policies.

Response: The Registrant respectfully declines to make the change requested by the Staff at this time. The PIMCO REALPATH® Blend Funds and the PIMCO RAE Funds of Funds (collectively, the “Funds of Funds,” and each, a “Fund of Funds”) disclose that they do not treat investments in other investment companies as an investment in a particular industry for purposes of their concentration policy. We believe this approach is consistent with prior SEC guidance.7 Specifically, the SEC’s Guide 19 stated “[a] registrant . . . may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” As we believe the Registrant’s position is reasonable, and therefore consistent with SEC guidance on industry classification, we believe the disclosure is appropriate as is. To the extent a Fund of Funds makes direct investments in securities and instruments not issued by other investment companies, such Fund of Funds will consider the industries to which such direct investments belong for purposes of applying the Fund of Funds’ concentration policy. Also, to the extent an Underlying PIMCO Fund has adopted a policy to concentrate in a particular industry (e.g., the PIMCO Preferred and Capital Securities Fund), the Fund of Funds will take such policy into account to the extent they invest in such Underlying PIMCO Fund. By taking into consideration such concentration policies, the Funds effectively “consider” the holdings of such Underlying PIMCO Funds. However, the Funds of Funds do not look through to the holdings of Underlying PIMCO Funds for purposes of the applicable Fund of Funds’ concentration policy.

Comment 14: Please file as an exhibit to Registrant’s registration statement a certified copy of the resolution of the Registrant’s Board of Trustees authorizing the registration statement to be signed on behalf of Mr. Johnson pursuant to a power of attorney. See Rule 483(b) under the Securities Act of 1933, as amended.

Response: The Registrant will update the previously filed resolution to include a certified copy of such resolution as an exhibit to the Registrant’s annual update filing.

*****

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Ryan G. Leshaw, Pacific Investment Management Company LLC

Timothy Bekkers, Pacific Investment Management Company LLC

Sonia E. Bui, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP

[7]	Registration Form Used by Open-End Management Investment Companies, SEC Rel. No. IC-13436 at Guide 19 (Aug. 12, 1983) (“Guide 19”).